Exhibit 99.1

28th November, 2003

To,
The New York Stock Exchange,
New York,
U. S. A.

Dear Sir(s),

Sub. : Change in the Location of Registered Office and Corporate Office

We wish to inform that the situation of the Registered Office of the Bank has been shifted to “HDFC Bank House”, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013. All future communications/ correspondence/ notices, etc. may henceforth be sent to the above address.

Also, the Corporate Office, comprising the Managing Director’s office and offices of all the Country Heads etc., has shifted to “HDFC Bank House” at the above said address.

The Phone & Fax No. of new Registered Office are as under :

Tel. No. — 5652 1000
Fax No. — 2496 0739

This is for your information and record.

Thanking you,

Yours faithfully,
for HDFC BANK LIMITED

Sanjay Dongre
Vice President (Legal)
& Company Secretary